UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 26th, 2010
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A JUNIO 2010 (En Miles de Balboas) *	22 de julio de 2010

			2009	2010
	Variación Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril
ACTIVOS LIQUIDOS	195,040.04	45.96	424,385.05	374,588.34	362,034.09	348,592.24	375,824.51
Depositos Locales en Bancos	175.61	648.14	27.09	39.99	255.66	175.37	33.65
A la Vista	175.61	648.14	27.09	39.99	255.66	175.37	33.65
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depositos Extranjeros en Bancos	194,864.25	45.92	424,346.48	374,539.75	361,765.37	348,402.26	375,762.21
A la Vista	124,864.25	61.10	204,346.48	148,139.75	202,865.37	178,702.26	205,762.21
A Plazo	70,000.00	31.82	220,000.00	226,400.00	158,900.00	169,700.00	170,000.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	0.18	1.60	11.48	8.60	13.06	14.61	28.65
CARTERA CREDITICIA	312,984.25	11.57	2,705,473.12	2,643,212.60	2,729,005.31	2,861,502.24	2,914,351.79
Locales	98,668.70	173.13	56,992.09	60,921.15	60,849.78	75,973.50	100,901.71
Extranjero	221,795.87	8.15	2,722,269.86	2,656,078.69	2,742,243.44	2,859,465.51	2,890,516.58
Menos Provisiones	7,480.31	10.14	73,788.83	73,787.24	74,087.91	73,936.77	77,066.49
Locales	674.61	52.72	1,279.69	1,279.69	1,279.69	1,522.31	1,522.31
Extranjero	6,805.70	9.39	72,509.14	72,507.55	72,808.22	72,414.46	75,544.18
INVERSIONES EN VALORES	13,185.67	2.15	614,353.92	613,396.08	616,501.74	615,159.60	615,035.76
Locales	-36.00	-0.08	43,776.00	43,586.00	43,960.00	43,572.00	43,708.00
Extranjero	13,221.67	2.32	570,577.92	569,810.08	572,541.74	571,587.60	571,327.76
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	16,598.72	34.68	47,859.85	47,659.41	50,759.94	41,892.90	48,373.56
Locales	812.56	21.80	3,726.64	4,053.24	4,311.42	466.14	3,977.44
Extranjero	15,786.16	35.77	44,133.21	43,606.17	46,448.52	41,426.76	44,396.12
TOTAL DE ACTIVOS	537,808.67	14.18	3,792,071.95	3,678,856.42	3,758,301.07	3,867,146.98	3,953,585.61
DEPOSITOS	250,939.36	19.96	1,256,977.97	1,270,196.08	1,355,586.12	1,356,077.64	1,332,000.26
Locales	78,224.46	71.85	108,876.22	150,861.68	142,864.13	161,372.18	123,432.86
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	31,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	31,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	47,224.46	43.37	108,876.22	111,861.68	103,864.13	122,372.18	96,432.86
A la Vista	33.23	11.14	298.32	298.32	297.76	297.29	354.64
A Plazo	47,191.23	43.46	108,577.90	111,563.37	103,566.36	122,074.90	96,078.22
Extranjero	172,714.90	15.04	1,148,101.75	1,119,334.40	1,212,722.00	1,194,705.45	1,208,567.40
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-15,926.88	-86.83	18,343.29	2,365.51	2,180.82	2,317.37	2,234.44
A la Vista	-927.54	-35.46	2,615.55	1,637.77	1,452.74	1,589.29	1,506.37
A Plazo	-14,999.34	-95.37	15,727.74	727.74	728.08	728.08	728.08
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	188,641.78	16.70	1,129,758.45	1,116,968.89	1,210,541.18	1,192,388.09	1,206,332.95
A la Vista	-27,264.96	-55.42	49,193.30	39,660.25	44,172.37	35,748.27	34,163.06
A Plazo	215,906.74	19.98	1,080,565.15	1,077,308.64	1,166,368.81	1,156,639.82	1,172,169.89
OBLIGACIONES	261,006.84	14.56	1,792,670.97	1,662,213.88	1,664,236.27	1,775,274.07	1,883,387.61
Locales	0.00	0.00	0.00	0.00	0.00	102.17	0.00
Extranjero	261,006.84	14.56	1,792,670.97	1,662,213.88	1,664,236.27	1,775,171.91	1,883,387.61
OTROS PASIVOS	18,849.46	15.37	122,625.36	129,561.54	121,811.46	109,946.01	111,682.39
Locales	-182.78	-1.73	10,552.15	13,964.05	9,040.63	9,379.45	9,007.22
Extranjero	19,032.24	16.98	112,073.21	115,597.49	112,770.83	100,566.56	102,675.17
PATRIMONIO	7,013.02	1.13	619,797.64	616,884.91	616,667.23	625,849.26	626,515.36
Capital	1,601.12	0.56	285,198.77	285,340.34	285,484.56	285,959.89	286,428.79
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15
Otras Reservas	-1,339.28	45.93	-2,916.04	-3,540.36	-3,455.61	-3,658.56	-3,566.67
Utilidad de Periodos Anteriores	27,365.71	13.21	207,188.27	245,548.79	240,066.95	240,060.46	240,051.38
Utilidad de Periodo	-16,672.91	-43.46	38,360.52	2,932.30	4,432.91	10,934.82	11,626.04
Ganancia o Perdida en Valores Disponible para la venta	-3,941.62	121.50	-3,244.03	-8,606.32	-5,071.75	-2,657.50	-3,234.33
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	537,808.67	14.18	3,792,071.95	3,678,856.42	3,758,301.08	3,867,146.98	3,953,585.61

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A JUNIO 2010 (En Miles de Balboas) *	22 de julio de 2010

	2010
	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	572,159.88	619,425.09
Depositos Locales en Bancos	152.32	202.70
A la Vista	152.32	202.70
A Plazo	0.00	0.00
Depositos Extranjeros en Bancos	571,996.54	619,210.73
A la Vista	324,796.54	329,210.73
A Plazo	247,200.00	290,000.00
Menos Provisiones	0.00	0.00
Locales	0.00	0.00
Extranjero	0.00	0.00
Otros	11.03	11.66
CARTERA CREDITICIA	2,854,379.53	3,018,457.38
Locales	100,201.71	155,660.79
Extranjero	2,828,883.65	2,944,065.73
Menos Provisiones	74,705.83	81,269.14
Locales	1,522.31	1,954.30
Extranjero	73,183.52	79,314.85
INVERSIONES EN VALORES	625,690.35	627,539.59
Locales	43,670.00	43,740.00
Extranjero	582,020.35	583,799.59
Menos Provisiones	0.00	0.00
Locales	0.00	0.00
Extranjero	0.00	0.00
OTROS ACTIVOS	77,017.60	64,458.57
Locales	4,563.09	4,539.20
Extranjero	72,454.52	59,919.37
TOTAL DE ACTIVOS	4,129,247.37	4,329,880.62
DEPOSITOS	1,428,696.25	1,507,917.33
Locales	128,409.55	187,100.69
Oficiales	0.00	0.00
De Particulares	41,000.00	31,000.00
A la Vista	0.00	0.00
A Plazo	41,000.00	31,000.00
De Ahorros	0.00	0.00
De Bancos	87,409.55	156,100.69
A la Vista	331.62	331.55
A Plazo	87,077.93	155,769.14
Extranjero	1,300,286.70	1,320,816.64
Oficiales	0.00	0.00
De Particulares	2,737.33	2,416.41
A la Vista	2,008.94	1,688.02
A Plazo	728.40	728.40
De Ahorros	0.00	0.00
De Bancos	1,297,549.37	1,318,400.23
A la Vista	23,005.47	21,928.34
A Plazo	1,274,543.90	1,296,471.89
OBLIGACIONES	1,932,052.74	2,053,677.81
Locales	0.00	0.00
Extranjero	1,932,052.74	2,053,677.81
OTROS PASIVOS	140,556.91	141,474.82
Locales	4,061.04	10,369.37
Extranjero	136,495.87	131,105.45
PATRIMONIO	627,941.47	626,810.66
Capital	286,605.15	286,799.88
Reservas de Capital	95,210.15	95,210.15
Otras Reservas	-3,390.17	-4,255.32
Utilidad de Periodos Anteriores	240,051.38	234,553.98
Utilidad de Periodo	14,946.21	21,687.61
Ganancia o Perdida en Valores Disponible para la venta	-5,481.25	-7,185.65
Deuda Subordinada	0.00	0.00
PASIVO Y PATRIMONIO	4,129,247.37	4,329,880.62

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A JUNIO 2010 (En Miles de Balboas) *	22 de julio de 2010

	2009	2010
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	140,201.06	9,581.27	7,640.60	8,585.97	9,625.04	8,677.64	9,026.50							53,137.03
Préstamos	114,326.15	8,447.84	6,872.64	7,523.07	8,695.31	7,608.76	8,011.63							47,159.26
Depósitos	1,260.49	62.20	52.77	69.23	60.59	75.69	100.90							421.39
Inversiones	24,614.43	1,071.23	715.19	993.67	869.14	993.18	913.97							5,556.38
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00							0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00							0.00
Egresos de Operaciones	74,969.79	3,752.81	3,269.58	3,568.97	3,350.71	3,398.11	3,451.75							20,791.93
Intereses Pagados	74,886.82	3,745.36	3,261.10	3,558.69	3,343.68	3,391.57	3,444.69							20,745.09
Comisiones	82.97	7.45	8.48	10.28	7.03	6.53	7.06							46.83
Ingreso Neto de Intereses	65,231.27	5,828.46	4,371.02	5,017.01	6,274.33	5,279.53	5,574.75							32,345.10
Otros Ingresos	24,897.89	653.25	1,282.24	1,614.43	404.80	1,626.20	1,457.39							7,038.32
Comisiones	6,483.61	810.68	693.94	738.51	850.15	789.13	977.58							4,859.99
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00							0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00							0.00
Otros ingresos	18,414.28	-157.43	588.30	875.92	-445.34	837.07	479.81							2,178.32
Ingresos de Operaciones	90,129.16	6,481.72	5,653.26	6,631.44	6,679.13	6,905.73	7,032.13							39,383.42
Egresos Generales	36,937.77	3,549.42	3,851.97	3,896.92	2,858.20	3,816.98	4,084.25							22,057.74
Gastos Administrativos	19,787.00	1,531.88	1,727.98	2,169.11	1,531.72	1,652.56	2,011.39							10,624.64
Gastos Generales	4,116.70	337.38	325.02	527.35	267.18	376.55	579.79							2,413.26
Gastos de Depreciación	2,559.40	215.34	217.00	217.35	195.02	189.51	192.39							1,226.62
Otros Gastos	10,474.67	1,464.82	1,581.97	983.11	864.28	1,598.36	1,300.68							7,793.21
Utilidad antes de Provisiones	53,191.39	2,932.30	1,801.29	2,734.52	3,820.94	3,088.75	2,947.89							17,325.68
Provisiones por Cuentas Malas	14,830.87	0.00	300.67	-3,767.39	3,129.72	-231.43	-3,793.52							-4,361.94
Utilidad del Periodo	38,360.52	2,932.30	1,500.61	6,501.91	691.21	3,320.18	6,741.40							21,687.61

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

Note:  This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

July 22, 2010
BALANCE SHEET
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2009 - JUNE 2010
(In Thousand Balboas) *

			2009	2010
	Absolute Variation	%	December	January	February	March	April
LIQUID ASSETS	195,040.04	45.96	424,385.05	374,588.34	362,034.09	348,592.24	375,824.51
Local Deposits in Banks	175.61	648.14	27.09	39.99	255.66	175.37	33.65
Demand	175.61	648.14	27.09	39.99	255.66	175.37	33.65
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	194,864.25	45.92	424,346.48	374,539.75	361,765.37	348,402.26	375,762.21
Demand	124,864.25	61.10	204,346.48	148,139.75	202,865.37	178,702.26	205,762.21
Time	70,000.00	31.82	220,000.00	226,400.00	158,900.00	169,700.00	170,000.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	0.18	1.60	11.48	8.60	13.06	14.61	28.65
CREDIT PORTFOLIO	312,984.25	11.57	2,705,473.12	2,643,212.60	2,729,005.31	2,861,502.24	2,914,351.79
Local	98,668.70	173.13	56,992.09	60,921.15	60,849.78	75,973.50	100,901.71
Foreign	221,795.87	8.15	2,722,269.86	2,656,078.69	2,742,243.44	2,859,465.51	2,890,516.58
Less Allowance	7,480.31	10.14	73,788.83	73,787.24	74,087.91	73,936.77	77,066.49
Local	674.61	52.72	1,279.69	1,279.69	1,279.69	1,522.31	1,522.31
Foreign	6,805.70	9.39	72,509.14	72,507.55	72,808.22	72,414.46	75,544.18
INVESTMENT SECURITIES	13,185.67	2.15	614,353.92	613,396.08	616,501.74	615,159.60	615,035.76
Local	-36.00	-0.08	43,776.00	43,586.00	43,960.00	43,572.00	43,708.00
Foreign	13,221.67	2.32	570,577.92	569,810.08	572,541.74	571,587.60	571,327.76
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	16,598.72	34.68	47,859.85	47,659.41	50,759.94	41,892.90	48,373.56
Local	812.56	21.80	3,726.64	4,053.24	4,311.42	466.14	3,977.44
Foreign	15,786.16	35.77	44,133.21	43,606.17	46,448.52	41,426.76	44,396.12
TOTAL ASSETS	537,808.67	14.18	3,792,071.95	3,678,856.42	3,758,301.07	3,867,146.98	3,953,585.61
DEPOSITS	250,939.36	19.96	1,256,977.97	1,270,196.08	1,355,586.12	1,356,077.64	1,332,000.26
Local	78,224.46	71.85	108,876.22	150,861.68	142,864.13	161,372.18	123,432.86
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	31,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	31,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	47,224.46	43.37	108,876.22	111,861.68	103,864.13	122,372.18	96,432.86
Demand	33.23	11.14	298.32	298.32	297.76	297.29	354.64
Time	47,191.23	43.46	108,577.90	111,563.37	103,566.36	122,074.90	96,078.22
Foreign	172,714.90	15.04	1,148,101.75	1,119,334.40	1,212,722.00	1,194,705.45	1,208,567.40
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-15,926.88	-86.83	18,343.29	2,365.51	2,180.82	2,317.37	2,234.44
Demand	-927.54	-35.46	2,615.55	1,637.77	1,452.74	1,589.29	1,506.37
Time	-14,999.34	-95.37	15,727.74	727.74	728.08	728.08	728.08
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	188,641.78	16.70	1,129,758.45	1,116,968.89	1,210,541.18	1,192,388.09	1,206,332.95
Demand	-27,264.96	-55.42	49,193.30	39,660.25	44,172.37	35,748.27	34,163.06
Time	215,906.74	19.98	1,080,565.15	1,077,308.64	1,166,368.81	1,156,639.82	1,172,169.89
BORROWINGS	261,006.84	14.56	1,792,670.97	1,662,213.88	1,664,236.27	1,775,274.07	1,883,387.61
Local	0.00	0.00	0.00	0.00	0.00	102.17	0.00
Foreign	261,006.84	14.56	1,792,670.97	1,662,213.88	1,664,236.27	1,775,171.91	1,883,387.61
OTHER LIABILITIES	18,849.46	15.37	122,625.36	129,561.54	121,811.46	109,946.01	111,682.39
Local	-182.78	-1.73	10,552.15	13,964.05	9,040.63	9,379.45	9,007.22
Foreign	19,032.24	16.98	112,073.21	115,597.49	112,770.83	100,566.56	102,675.17
STOCKHOLDERS´ EQUITY	7,013.02	1.13	619,797.64	616,884.91	616,667.23	625,849.26	626,515.36
Capital	1,601.12	0.56	285,198.77	285,340.34	285,484.56	285,959.89	286,428.79
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15
Other Reserves	-1,339.28	45.93	-2,916.04	-3,540.36	-3,455.61	-3,658.56	-3,566.67
Retained Earnings	27,365.71	13.21	207,188.27	245,548.79	240,066.95	240,060.46	240,051.38
Net Income	-16,672.91	-43.46	38,360.52	2,932.30	4,432.91	10,934.82	11,626.04
Gain or Loss in Securities available for sale	-3,941.62	121.50	-3,244.03	-8,606.32	-5,071.75	-2,657.50	-3,234.33
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	537,808.67	14.18	3,792,071.95	3,678,856.42	3,758,301.08	3,867,146.98	3,953,585.61

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).

Note:  This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

July 22, 2010
BALANCE SHEET
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2009 - JUNE 2010
(In Thousand Balboas) *

	2010
	May	June	July	August	September	October	November	December
LIQUID ASSETS	572,159.88	619,425.09
Local Deposits in Banks	152.32	202.70
Demand	152.32	202.70
Time	0.00	0.00
Foreign Deposits in Banks	571,996.54	619,210.73
Demand	324,796.54	329,210.73
Time	247,200.00	290,000.00
Less Allowance	0.00	0.00
Local	0.00	0.00
Foreign	0.00	0.00
Others	11.03	11.66
CREDIT PORTFOLIO	2,854,379.53	3,018,457.38
Local	100,201.71	155,660.79
Foreign	2,828,883.65	2,944,065.73
Less Allowance	74,705.83	81,269.14
Local	1,522.31	1,954.30
Foreign	73,183.52	79,314.85
INVESTMENT SECURITIES	625,690.35	627,539.59
Local	43,670.00	43,740.00
Foreign	582,020.35	583,799.59
Less Allowance	0.00	0.00
Local	0.00	0.00
Foreign	0.00	0.00
OTHER ASSETS	77,017.60	64,458.57
Local	4,563.09	4,539.20
Foreign	72,454.52	59,919.37
TOTAL ASSETS	4,129,247.37	4,329,880.62
DEPOSITS	1,428,696.25	1,507,917.33
Local	128,409.55	187,100.69
Government	0.00	0.00
Customers	41,000.00	31,000.00
Demand	0.00	0.00
Time	41,000.00	31,000.00
Savings	0.00	0.00
From Banks	87,409.55	156,100.69
Demand	331.62	331.55
Time	87,077.93	155,769.14
Foreign	1,300,286.70	1,320,816.64
Government	0.00	0.00
Customers	2,737.33	2,416.41
Demand	2,008.94	1,688.02
Time	728.40	728.40
Savings	0.00	0.00
From Banks	1,297,549.37	1,318,400.23
Demand	23,005.47	21,928.34
Time	1,274,543.90	1,296,471.89
BORROWINGS	1,932,052.74	2,053,677.81
Local	0.00	0.00
Foreign	1,932,052.74	2,053,677.81
OTHER LIABILITIES	140,556.91	141,474.82
Local	4,061.04	10,369.37
Foreign	136,495.87	131,105.45
STOCKHOLDERS´ EQUITY	627,941.47	626,810.66
Capital	286,605.15	286,799.88
Capital Reserves	95,210.15	95,210.15
Other Reserves	-3,390.17	-4,255.32
Retained Earnings	240,051.38	234,553.98
Net Income	14,946.21	21,687.61
Gain or Loss in Securities available for sale	-5,481.25	-7,185.65
Subordinated Debt	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	4,129,247.37	4,329,880.62

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).

Note:  This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

July 22, 2010
STATEMENT OF INCOME
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2009 - JUNE 2010
(In Thousand Balboas) *

	2009	2010
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	140,201.06	9,581.27	7,640.60	8,585.97	9,625.04	8,677.64	9,026.50							53,137.03
Loans	114,326.15	8,447.84	6,872.64	7,523.07	8,695.31	7,608.76	8,011.63							47,159.26
Deposits	1,260.49	62.20	52.77	69.23	60.59	75.69	100.90							421.39
Investments	24,614.43	1,071.23	715.19	993.67	869.14	993.18	913.97							5,556.38
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00							0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00							0.00
Interest Expense	74,969.79	3,752.81	3,269.58	3,568.97	3,350.71	3,398.11	3,451.75							20,791.93
Interest	74,886.82	3,745.36	3,261.10	3,558.69	3,343.68	3,391.57	3,444.69							20,745.09
Commissions	82.97	7.45	8.48	10.28	7.03	6.53	7.06							46.83
Net Interest Income	65,231.27	5,828.46	4,371.02	5,017.01	6,274.33	5,279.53	5,574.75							32,345.10
Other Income	24,897.89	653.25	1,282.24	1,614.43	404.80	1,626.20	1,457.39							7,038.32
Commissions	6,483.61	810.68	693.94	738.51	850.15	789.13	977.58							4,859.99
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00							0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00							0.00
Other Income	18,414.28	-157.43	588.30	875.92	-445.34	837.07	479.81							2,178.32
Operating Income	90,129.16	6,481.72	5,653.26	6,631.44	6,679.13	6,905.73	7,032.13							39,383.42
Operating Expenses	36,937.77	3,549.42	3,851.97	3,896.92	2,858.20	3,816.98	4,084.25							22,057.74
Administrative expenses	19,787.00	1,531.88	1,727.98	2,169.11	1,531.72	1,652.56	2,011.39							10,624.64
General expenses	4,116.70	337.38	325.02	527.35	267.18	376.55	579.79							2,413.26
Depreciation	2,559.40	215.34	217.00	217.35	195.02	189.51	192.39							1,226.62
Other expenses	10,474.67	1,464.82	1,581.97	983.11	864.28	1,598.36	1,300.68							7,793.21
Net Income before provision for loan losses	53,191.39	2,932.30	1,801.29	2,734.52	3,820.94	3,088.75	2,947.89							17,325.68
Provision for loan losses	14,830.87	0.00	300.67	-3,767.39	3,129.72	-231.43	-3,793.52							-4,361.94
Net Income	38,360.52	2,932.30	1,500.61	6,501.91	691.21	3,320.18	6,741.40							21,687.61

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).